Filed by Intersil Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

Subject Company: Elantec Semiconductor, Inc.Commission File Number: 333-84794

ISIL2002

intersil

Intersil Corporation Overview



Filed by Intersil Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based upon Intersil Corporation's ("Intersil") management's current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Elantec Semiconductor, Inc.'s ("Elantec") business and industry. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results and Elantec's could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. Important risk factors that may cause such material differences for Intersil, some of which may apply to Elantec, include, but are not limited to: the recent economic slowdown in the technology sector; the rate at which consumers adopt small handheld Internet appliances and portable computing devices in enterprises and in homes; the rate at which consumers purchase notebook computers; the rate at which our present and future customers and end-users adopt Intersil's wireless access, communications analog, and other analog technologies and products; the timing, rescheduling or cancellation of significant customer orders; the ability of our customers to manage inventory; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of our foundry capacity and raw materials; availability, pricing, and quality of third party foundry and assembly and test capacity and raw materials; fluctuations in the manufacturing yields of our third party foundries and assembly and test facilities, and other problems or delays in the fabrication, assembly, testing or delivery of our products; the risks of producing products with new suppliers and at new fabrication and assembly and test facilities; problems or delays that we may face in shifting our products to smaller geometry process technologies; the effectiveness of Intersil's expense and product cost control and reduction efforts; the risks inherent in acquisitions, including the acquisition of Elantec (including integration issues, costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment, and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's ability to develop, market, and transition to volume production new products and technologies in a timely manner, as well as other risk factors. Intersil's recently filed joint proxy statement/prospectus related to the merger with Elantec, Annual Report on Form 10-K and other Intersil filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's website at www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil undertakes no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

On April 4, 2002, Intersil filed a registration statement on Form S-4 with the SEC containing the joint proxy statement/prospectus of Intersil and Elantec regarding the proposed merger. Intersil and Elantec mailed the joint proxy statement/prospectus to their stockholders on or about April 8, 2002. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT INTERSIL, ELANTEC AND THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, including a copy of the merger agreement and other documents filed by Intersil and Elantec at the SEC's web site at www.sec.gov and from Intersil or Elantec by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7041; or to Elantec Semiconductor, Inc., Attention: Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035, Telephone: (408) 945-1323.

Elantec is a trademark of Elantec Semiconductor, Inc.

Value Proposition

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- **Leading Supplier to Multiple High-Growth Markets**
  - High Performance Analog
  - Wireless Access
- **Increasing Gross Margins**
- **High-Profit Business Model**
- **Strong Balance Sheet**
- **Continues to Outperform the Semiconductor Industry**

Outperforming the Industry by "Combining the Best of Both Worlds"

High Performance Analog

- Consistent growth
- Proprietary products
- High barriers to entry

Outperforming the Industry by "Combining the Best of Both Worlds"

Wireless Access

- Technology leadership
- High growth market
- Complete solutions

Outperforming the Industry by "Combining the Best of Both Worlds"

putting you at the center of connectivity


High Performance Analog
• Consistent growth
• Proprietary products
• High barriers to entry
• New end markets
• Significant cross-selling opportunities
• Strong cash flow generation
Wireless Access
• Technology leadership
• High growth market
• Complete solutions

Gross Margins Have Increased Four Consecutive Quarters

Technology Leadership in Target Markets


R&D Spending ($M)
120
100
80
60
40
20
0
1999
2000
2001
2002 est.

Industry Firsts

- 802.11b chip set
- MiniPCI form factor
- Direct Down conversion
- Dual mode radios
- Compact flash form factor
- Multiphase controller
- 802.11g chip set
- Hot Plug for Servers

Business Results

Q1 2002 Revenue


Comm
Analog
$50M
Wireless
Access
$49M
Standard
Analog
$35M

Rev: $134 Million

EPS: $.14

Gross Margins:	Q4	Q1
Wireless Access	48%	51%
Comm Analog	54%	55%
Standard Analog	54%	54%
Intersil	52%	53%

Revenues Grew 10% Sequentially in Q1

Strength During the Downturn

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Revenue
($ in millions)
$140
$120
$100
$80
$60
$128
$118
$113
$122
$134
Q1
Q2
Q3
Q4
Q1
2001
2002



Operating Margin
16%
14%
12%
10%
8%
6%
4%
2%
0%
7%
6%
10%
13%
15%
Q1
Q2
Q3
Q4
Q1
2001
2002

Execution Continues…


Gross Margin
54%
52%
50%
48%
46%
44%
42%
40%
48%
50%
51%
52%
53%
Q1
Q2
Q3
Q4
Q1
2001
2002


EPS
($ per share)
$0.15
$0.13
$0.11
$0.09
$0.07
$0.05
$0.07
$0.08
$0.10
$0.12
$0.14
Q1
Q2
Q3
Q4
Q1
2001
2002

Consistently Outperforming the Market

Q1 2002 Revenue



Wireless
Access
37%
High
Performance
Analog
63%

	Intersil	Industry	*Delta*
CY 2000	+50%	+36%	*+14%*
CY 2001	-18%	-32%	*+14%*
CY 2002 Fcst	+20%	+6%*	*+14%*

End Markets Growing Faster than the Industry

*Source: SIA, Fall/01

Wireless Access Business Overview

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Wireless Access

- Market Position #1
- Q1 '02 Revenue $49M
- Percent of Revenue 37%
- Forecasted '01-'04 Revenue Market CAGR 34%*

Leader in High-Growth, Emerging Market

*Source: Allied Business Intelligence, 10/01

High-Growth Wireless LAN Market

Wireless LAN Unit Market Forecast*


70
60
50
40
30
20
10
0
Units (in Millions)
'01-'06 CAGR: 54%
2001
2002
2003
2004
2005
2006
Enterprise
Consumer

*Source: Cahners, 3/02

Market Trends

- WLAN retail sales continue to accelerate
- Broadening application base
- 802.11b will remain largest segment for several years

Leading the Wireless LAN Market

2001 WLAN Market Share*


Other
40%
Intersil
60%

Intersil Customers

intel
IBM
Cisco Systems
SONY
NOKIA
D-Link
hp
symbol
Linksys

Now Supplying 8 Out of the Top 10 Notebook Manufacturers

*Source: Merrill Lynch research estimates.

The Proliferation of 802.11b

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PRISM 2
MAC BBP IF/QModem RF/IF PA
Revenues
PRISM 2.5
BBP/MAC IF/QModem RF/IF PA
Costs
BOM Costs
Revenues
PRISM 3
BBP/MAC RF Xcvr PA

Intersil Continues to Win:

- Driving down costs
- Increasing performance
- Integrating smaller form factors
- Increasing unit sales

CNET: Intersil's PRISM is in 9 Out of the Top 10 Most Popular Wireless Networking Products

The Wireless LAN Total Solution Provider

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PRISM® Chip Set
Software
Microsoft Windows
Cisco Systems
Intersil's Complete WLAN Solution
Tools and Support
Solutions for Cards and Access Points
Reference Designs

Leading With Next Generation WLAN Solutions

2.4 GHz

802.11b dual-mode radios

- Blue802 – Bluetooth & 802.11b on one card
- CDMA2000
- GPRS

PRISM GT – 802.11g

- Sampling Q2'02


MAC
BBP
RF Xcvr
PA

5 GHz

PRISM *Indigo* – 802.11a

- Sampling Continues


BBP/MAC
IF/QModem
RF/IF
PA

Proven Performance With the Most Complete Roadmap

High Performance Analog Business Overview

High Performance Analog

- Leader in Power Management
- Q1 '02 Revenue $85M
- Percent of Revenue 63%
- Gross margin
  - Current 54%
  - Model 58%

Analog Market: One of the Largest Semiconductor Opportunities


($ in Billions)
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
CAGR: 16%
CAGR: 19%
$8.3
$8.7
$10.7
$13.6
$16.6
$17.0
$19.8
$19.1
$22.1
$30.5
$23.2
$26.8
$34.0
$41.4
$46.6
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002E
2003E
2004E
2005E

Source: Merrill Lynch research (04/02) and Gartner Dataquest (12/01).

Intersil's Analog Business

Q1 2002 Revenue


Comm
Analog
$50M
Standard
Analog
$35M

- Power Management
- Standard Products

- Defense
- Industrial
- Automotive

Analog Margin Focus


60%
50%
40%
30%
41%
50%
54%
58%
Q1'00
Q1'01
Q1'02
Model

Actions:

- New applications ramping in Q1'02
- Fab consolidation / Exit automotive market
- Opportunities for synergy with Elantec

Current Desktop Market Share

endura
Power Management Solutions



intel

- 50% of Pentium® 4 processors



AMD

- >50% of Athlon™ processors

Endura Power Regulators Maximize Processor Performance and Lower B.O.M. Costs for Customers

Power Management – New Applications

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Today → Emerging


Notebook PCs
Desktop PCs
Handhelds
Power Management
2001-04 CAGR: 18%*
Servers
Internet
Appliances
DDR Memory/
Graphics Cards
Residential
Gateways

A Leader in Power Management Solutions

Source: WSTS, 11/01

Power Management Product Roadmap

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	2001	2002
Desktop & Server	Intel P4 & AMD Athlon Regulators	Digital Multiphase DC/DC Controllers
	Graphics Accelerators/ DDR Regulators	Server Regulators (48V)
		Advanced Multiphase Analog Controllers
Notebook & Handhelds	Multi-Phase CPU Voltage Regulators	Battery and Display Power Management
	Battery Charger and Fuel Gauge ICs	

■ Volume Production
□ In Development

Standard Products





Products

- Interface ICs
- Operational Amplifiers
- Switch/MUX
- Data Converters
- SLICs



Applications

- PDAs
- Network Routers
- XDSL Modems
- Residential Gateways
- Voice over Internet Protocol (VoIP)





Low Channel Inventories Provide Strong Position for Market Upturn

intersil

élantec

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- Leading, High-Performance Analog Company
  - #1 in Optical Storage
  - #1 in Flat Panel Displays
- Operated Profitably in 2001
- 11% Sequential Revenue Growth in Q1'02
- 53% Gross Margins

Intersil Now Leads in Four Growth Markets: Wireless LAN, Power Management, Optical Storage & Flat Panel Displays

Optical Storage – Target Applications

Today → **Emerging**

CD-R/W





Video Digital Recorder

CD-R/W
DVD-ROM
(combi-drive)



Optical Storage

Market Position: #1

2001-04 CAGR: 30%



Game Consoles

Digital Camcorder
DVD-RAM





CD-R/W
DVD-R
(super-combo)

Leader in Optical Storage Analog Solutions

Video – Target Applications

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LCD Displays



LCD TVs



LCD Desktop Displays

Flat-Panel Display

Market Position: #1

2001-04 CAGR: 25%



DTVs and HDTVs



High Resolution Monitors



High Resolution Projectors

Leader in Flat-Panel Display Analog Solutions

Customer Synergy

Intersil

COMPAQ
intel
SHARP
symbol
LINKSYS
D-Link
ASUS

Shared

CISCO SYSTEMS
hp
IBM
Panasonic
SONY
DELL
SAMSUNG
PHILIPS
NOKIA
ALCATEL

Elantec

LG
JVC
Sankyo
NEC
FUJITSU
TOSHIBA
Pioneer
GlobeSpan
Matsushita
HITACHI

Elantec Merger Strategic Rationale

intersil → ← élantec

- Adds new growth engines
- Leverages Intersil's infrastructure to:
  - Penetrate international markets
  - Capture significant revenue and cost synergies
- Deepens management team

Expected to Close Mid-May, 2002

Acquisition Progress

- All Regulatory Approvals Obtained
- Remaining Approval from Shareholders on May 14
- 2 Integration Teams:
  - Cost Synergies – Will Achieve at Least $15M
  - Revenue Synergies – Identifying New Opportunities

Strong Results As A Combined Company

Q1'02 Pro Forma Revenue
$160 million


Elantec
16%
Communications Analog
31%
Standard Analog
22%
Wireless Access
31%

ProForma Revenue*


($ in Millions)
$170
$120
$70
$20
$158
$139
$134
$145
$160
Q1
Q2
Q3
Q4
Q1
CY2001
2002

ProForma Gross Margin*


54%
52%
50%
48%
46%
49%
50%
51%
52%
53%
Q1
Q2
Q3
Q4
Q1
CY2001
2002

*Includes Elantec for all periods.

Financial Model*

	Q1 '01	Q1 '02	Model
Gross Margins	49%	53%	56%
R&D	21%	21%	18%
SG&A	19%	18%	15%
Op Income	9%	14%	23%

Expanded Margins In a Challenging Environment

*Includes Elantec for all periods

Approaching World Class Performance


Gross Margin Percent – Most Recent Quarter*
Top Tier
(GM ≥ 55%)
Mid-tier
(GM 43-54%)
Lower Tier
(GM <43%)
Linear Technology
73
Maxim
70
Intersil in Q4, 2002
56
Semtech
56
Intersil Today
53
Analog Devices
52
Broadcom
51
Intersil in Q1, 2000
46
RFMD
41
Micrel
38
Texas Instruments
35

Execution Moves Intersil to the Top Tier of the Industry

*Includes Elantec for all periods.

intersil

Investment Thesis

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Growth Engine	Market Position	Market Share	Market CAGR (2001-2004)*	Target GM%
Optical Storage	#1	70%	30%	> 55%
Wireless LAN	#1	60%	34%	50%
Power Management	#1	50%	18%	> 55%
Flat Panel Displays	#1	45%	25%	> 55%

Analog and Wireless – The Best of Both Worlds

*Allied Business Intelligence (10/01), Stanford Resources, Santa Clara Consulting & SMD, Cahners, VDC